Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 26, 2021

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tonya Aldave

Justin Dobbie

Rolf Sundwall

David Irving

Re:	Roman DBDR Tech Acquisition Corp. Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A Filed October 8, 2021 File No. 001-39687

Dear Ms. Aldave,

This letter is being submitted on behalf of Roman DBDR Tech Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A filed on October 8, 2021 (the “Proxy Statement”), as set forth in your letter dated October 25, 2021 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 5 to Proxy Statement (the “Amended Proxy Statement”) via EDGAR concurrently with this response letter. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amended Proxy Statement and a copy marked to show all changes to the Proxy Statement.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Capitalized terms used herein but not defined in this letter have the meanings ascribed to such terms in the Amended Proxy Statement. Except for any page references which appear in the Staff’s headings or comments (which are references to the Proxy Statement), all page references herein correspond to the applicable page of the Amended Proxy Statement, unless the context otherwise requires.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A filed on October 8, 2021

Regulatory changes or actions may restrict the use of the Arculus Wallet, page 20

1.	We note your response to our prior comment 1 and reissue in part. Please add a subheading to this risk factor to describe the risk to investors that your role in facilitating transactions in digital assets creates the risk that you may be operating as an unregistered exchange or part of an unregistered exchange mechanism under the Exchange Act. Please also consider adding additional subheadings for the other distinct regulatory risks that are discussed.

Division of Corporation Finance

October 26, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20-22 of the Amended Proxy Statement to include additional subheadings to address the distinct regulatory risks that are discussed, including, without limitation, the risk that the Company’s role in facilitating transactions in digital assets creates the risk that the Company may be operating as an unregistered exchange or part of an unregistered exchange mechanism under the Exchange Act..

Arculus, page 168

2.	We note your disclosure on page 169 that “[i]t is not presently anticipated that the Arculus Wallet would support transactions in XRP or other Cryptocurrencies characterized as securities under the federal securities laws, unless CompoSecure determines in the future to partner with a third-party securities broker/dealer or to, itself, register as a securities broker/dealer.” Please revise this disclosure for consistency with your disclosure on page 168 where you list XRP as one of the digital assets supported by the Arculus Wallet.

Response. The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 171 of the Amended Proxy Statement to further clarify and distinguish Arculus Wallet support for purchase and swap transactions from support for storage and peer-to-peer/send & receive functionality. Specifically, CompoSecure does not presently anticipate that the Arculus Wallet will support purchase and swap transactions in XRP or other Cryptocurrencies characterized as securities under the federal securities laws, unless CompoSecure determines in the future to partner with a third-party securities broker/dealer or to, itself, register as a securities broker/dealer. Additionally, the Company has included additional clarifying disclosure on pages 22 and 171 of the Amended Proxy Statement indicating that CompoSecure does not believe the storage and peer-to-peer/send & receive functionality provided by the Arculus Wallet (i.e. the only features for which XRP support is offered) involves purchases, sales, or other transactions effected by CompoSecure (or any party other than the sender and recipient) and to note that CompoSecure is not compensated for such user-directed activities.

3.	We note that for some digital assets the Arculus Wallet provides “Support for Storage and Peer-to-Peer/Send & Receive.” Please revise the Arculus disclosure on pages 155-158 to describe the peer-to-peer and send and receive features, including an illustrative example of how your product facilitates such transfers.

Response: The Company respectfully acknowledges the Staff’s comment and has included additional disclosure on pages 157-158 of the Amended Proxy Statement to describe the peer-to-peer and send and receive features, including illustrative examples of how the Arculus Wallet facilitates such transfers. CompoSecure further respectfully advises the Staff that “peer-to-peer/send & receive” refers to one, integrated feature that is supported by the Arculus Wallet and not distinct, separate features..

Division of Corporation Finance

October 26, 2021

4.	Please revise your disclosure to explain what you mean by your reference to CompoSecure determining that a digital asset has “a meaningful risk” of being a security. Please also clarify whether this is the same standard as applied in the sentence that follows when you reference CompoSecure’s determination that certain digital assets are “not likely to be securities.”

Response: The Company respectfully acknowledges the Staff’s comment and has included additional clarifying disclosure on pages 21 and 171 of the Amended Proxy Statement.

5.	We note your disclosure that CompoSecure has determined that Bitcoin, Bitcoin Cash and Ethereum are not likely to be securities. Please revise to address the determination made by CompoSecure for all other digital assets for which transactions are supported.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 171 of the Amended Proxy Statement to address the determination made by CompoSecure for all other digital assets for which purchase and swap transactions are supported.

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Gregg L. Katz at (617) 570-1406 or GKatz@goodwinlaw.com.

Sincerely,

/s/ Gregg L. Katz
Gregg L. Katz

cc:	Donald G. Basile, Roman DBDR Tech Acquisition Corp.

Steven J. Feder, General Counsel, CompoSecure, L.L.C.

David C. Schwartz, Morgan Lewis & Bockius LLP